L&L Financial Holdings, Inc.
720 Third Avenue, Suite 1611
Seattle, WA 98104

Mr. Dean Suehiro,		January 31, 2008
Senior Staff Accountant,
Securities and Exchange Commission
Washington, DC, 20549
Mail Stop 3720

Re:	L&L Financial Holdings, Inc.
Form 10-KSB for Fiscal Year Ended April 30, 2006
Filed August 15, 2006

Forms 10-QSB for Fiscal Quarters Ended July 31, 2006,
October 31, 2006 and January 31, 2007
File No. 0-32505

Dear Mr. Dean Suehiro:

     We have received your letter dated October 24, 2007 regarding the Form 8-K filed on November 13, 2006 as amended on October 17, 2007. We are delighted to respond to the three questions as follow:

Form 8-K filed on November 13, 2006

We issued comments to you on the above captioned filing on July 27, 2007. Your Form 8-K filed on November 13, 2006, as amended, does not comply with Rules 2-02 and 11-02 of Regulation S-X. More specifically, as of the date of this letter, you have not amended your filing to comply with comments 5-7 of our letter dated July 27, 2007. These three questions are as follows:

Q5. We note that KMC's fiscal year end differs from your most recent fiscal year end by more than 93 days. Please disclose the periods combined and the revenues and income for any periods which were excluded from or included both as part of the fiscal year and the subsequent interim period under Rule 11-02(c)(3) of Regulation S-X.

Answer:

We updated the Pro Forma presentation, by adding an introductory paragraph is included to briefly set forth a description of (i) the transaction, (ii) the entities involved, and (iii) the periods for which the pro forma information is presented. In addition, an explanation of what the pro forma presentation shows shall be set forth.

Pro forma adjustments related to the pro forma condensed income statement are computed assuming the transaction was consummated at the beginning of the fiscal year presented and are included adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable.

As L&L fiscal period ended on 4/30 while the KMC (original) fiscal ended on 8/31, a difference of over 93 days incurred. During the L&L Pro Forma presentation has brought up KMC income statement within 93 days of the registrant's most recent fiscal year end, if practicable. This updating could be accomplished by adding subsequent interim period results to the most recent fiscal year-end information and deducting the comparable preceding year interim period results. See the attached Form 8-K Amendment-2 for details.

Q6. Please refer to the "Pro Forma Adjustment Due to KMC Acquisition" column. Revise to separately present columns for KMC's historical financial statements and pro forma adjustments. Also, present each pro forma adjustment gross and provide an explanatory note describing each pro forma adjustment. In this regard, it appears to us that the adjustment does not give effect to the minority interest in KMC. Refer to rule 11-02(b) and (b)(4) of Regulation S-X.

Answer: We have separated it to two columns, the KMC's historical financial and pro forma adjustment. We also showed the minority interest adjustment, giving effect to the KMC acquisition. See the attached Form 8K-Amendment-2 for details.

Q7. Please refer to the audit report. The audit report does not comply with Rule 2-02 of Regulation S-X. Therefore, the financial statements do not comply with Item 2.01 of the Form 8-K. Since it appears to us that the significant level exceeds 30%, please provide quantified reconciliation prepared under Item 17 of Form 20-F in the notes to the financial statements.

Answer: We have engaged an PCAOB auditing firm, Jaspers + Hall, PC (Engaging Partner Pat Hall, CPA, office telephone: (303) 796-0099, cell phone: (303) 416-0581). The firm conducted audit of L&L and its subsidiaries including KMC in the past. The auditing firm collected information and spent substantial time on the audit. It is believed that the majority of the audit has been done. As of 1/31/2008, they notified us that additional time is needed to release the audit report. The last communication we have with the firm is that it needs 2 to 3 weeks to issue the final audit report.

Thank so much for you kind guidance, and attention. If you have any question, please feel free to call me, or Dickson Lee, CPA at (206) 264-8065 in Seattle.

Sincerely Yours,

/s/ Paul Lee, Acting CEO L&L Financial Holdings, Inc.

Attachment, Form 8-K Amendment-2